FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 22 October 2024

HSBC HOLDINGS PLC

SIMPLIFIED ORGANISATIONAL STRUCTURE TO ACCELERATE STRATEGIC EXECUTION

HSBC Holdings plc (the 'Company') today announces that it is simplifying its organisational structure into four businesses to accelerate delivery against its strategic priorities.

HSBC Group Chief Executive Officer, Georges Elhedery, commented:

"The changes that we are announcing today will make it easier for our colleagues to serve our customers and drive the future success of the Group. The new structure will result in a simpler, more dynamic, and agile organisation as we focus on executing against our strategic priorities, which remain unchanged.

"I am excited about the opportunities ahead of us and firmly believe that this structure sets us up to deliver the next phase of growth. Our home markets of the UK and Hong Kong, together with our corporate and institutional banking as well as our wealth and Premier banking businesses, are the core strengths of HSBC.

"By making these changes, we can better focus on increasing leadership and market share in those businesses which have clear competitive advantage and the greatest opportunities to grow. This is how we will fast forward our plans to execute our strategy, unleash the full potential of the bank and ensure our talented colleagues can thrive, and deliver best in class products and service excellence, for our customers. When our customers succeed, so do we."

From 1 January 2025, the Company will operate through four businesses with clear lines of responsibility:

1.   Hong Kong
2.   UK
3.   Corporate and Institutional Banking
4.   International Wealth and Premier Banking

The changes will reduce the duplication of processes and decision making that are built into the current structure and will result in greater alignment and agility in serving our customers. The Group's functions will be realigned to support the four new businesses.

HONG KONG
Being the market leader in our home market of Hong Kong is one of our clear strengths as a business and remains a top strategic priority. The new "Hong Kong Business" will comprise "Personal Banking" and "Commercial Banking" under the business oversight of David Liao and Surendra Rosha at the Group Operating Committee, for both HSBC as well as Hang Seng Bank.

UK
Our UK ring-fenced bank has a leading market position in our home market of the UK and will continue to be a critical pillar of our strategy. The new "UK Business" will comprise UK "Personal Banking" (including First Direct and M&S Bank) and UK "Commercial Banking," including Innovation Banking under the sole business oversight of Ian Stuart.

CORPORATE AND INSTITUTIONAL BANKING
We are a market leader in global wholesale banking, especially in cross-border Transaction Banking, and in Capital Markets, underpinned by a strong balance sheet with an enviable deposit franchise. HSBC's global network remains a key differentiator of our business, with our presence in more than 50 markets.

We are creating a new Corporate and Institutional Banking business through the integration of our Commercial Banking business (outside the UK and Hong Kong) with our Global Banking and Markets business and with the geographic region of the Western Markets (comprising our UK non ring-fenced bank, Europe, and the Americas), which is a predominantly wholesale banking region.

Michael Roberts will lead Corporate and Institutional Banking and Western Markets.

INTERNATIONAL WEALTH AND PREMIER BANKING
One of our greatest strategic growth opportunities is in international wealth - particularly in Asia and the Middle East, capitalising on our established brand and heritage.

Our new International Wealth and Premier Banking business will bring together our Premier banking focussed businesses outside of Hong Kong and the UK, our Global Private Bank, and our wealth manufacturing businesses, Asset Management and Insurance.

Barry O'Byrne will lead International Wealth and Premier Banking.

GEOGRAPHIC GOVERNANCE CHANGES
As part of our new Group organisational structure, we are simplifying our geographic set up.

The "Eastern Markets" will bring together the Asia-Pacific region (APAC) and the Middle East region (MENAT) and will be overseen by David Liao and Surendra Rosha.

The "Western Markets" will comprise the non-ring-fenced bank in the UK, our Continental European business and the Americas and will be overseen by Michael Roberts.

NEW GROUP OPERATING COMMITTEE
In line with the more simplified structure, the Group Executive Committee of 18 members will be replaced by a new Group Operating Committee comprised of 12 members. The Group OpCo will serve as the leading decision-making executive committee of the firm.

These changes will be effective from 1 January 2025.

Further details will be announced alongside the 2024 Full Year results.

For and on behalf of

HSBC Holdings plc

Aileen Taylor

Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Incorporated in England with limited liability. Registered in England: number 617987

Note to editors:

Board of Directors

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:

Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

*  Non-executive Group Chairman
†  Independent non-executive Director

HSBC Holdings plc

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 60 countries and territories. With assets of US$2,975bn at 30 June 2024, HSBC is one of the world's largest banking and financial services organisations.

Media enquiries to:

Heidi Ashley      +44 (0) 7920 254057      heidi.ashley@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 22 October 2024